

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 31, 2008

<u>Via Mail and Fax</u>

Marsha C. Williams
Senior Vice President and Chief Financial Officer
Orbitz Worldwide, Inc.
500 W. Madison Street, Suite 1000
Chicago, Ill 60661

     RE: Orbitz Worldwide, Inc.
            Form 10-K for the Year Ended December 31, 2007
            Form 10-Q for the Quarterly Period Ended September 30, 2008
            File Number: 001-33599

Dear Ms. Williams:

       We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis, page 37
Results of Operations, page 40

1. We note your disclosure of key operating metrics, including gross bookings and net revenue detailed by domestic and international air and non-air categories. We also note from your revenue recognition accounting policy footnote that revenue is derived from the following sources:

   - Retail model revenue from:
        o Fees and commissions from travel suppliers
        o Service fees from customers
   - Merchant model revenue from:
        o Spreads on travel products sold
        o Service fees from customers
   - Override commissions from travel suppliers
   - Incentive payments per segment processed from global distribution systems
   - Advertising and travel insurance

   Please expand MD&A to summarize the amounts of each significant component/source of revenues in tabular form and to ensure that your discussion and analysis also covers the reasons for material changes in each component/source. Refer to the requirements of paragraph 303(a)(3) of Regulation S-K. In addition, please supplementally tell us the amount of each significant component of revenues for each of the latest three fiscal periods presented.

2. We note that cost of revenue and selling, general and administrative expenses comprise a significant proportion of total operating expenses, but your results of operations disclosure provides relatively little discussion related to these expense line items. For example, your discussion and analysis of cost of revenue states only that the 39 percent increase is due to higher transaction volume. This disclosure does not explain why higher transaction volume causes your cost of revenue to increase, nor does it explain the components of this expense category. Please revise your disclosure to provide a robust discussion and analysis of these line items. In addition, because of the significance of these expense line items, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise these line items, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories. Likewise, given its significance, consider similar disclosure of "marketing" expenses for greater transparency of this line item. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 49
Contractual Obligations, page 54

3. We note from your disclosure in note (a) to the table of contractual obligations that beginning in 2008 you will be required to make mandatory prepayments on the term loan in amounts up to 50 percent of your excess cash flow, as defined in your credit agreement. To aid investors' understanding of demands on your capital resources, please quantify actual prepayments required under this provision in the latest period presented and, to the extent possible, give an indication as to the amount or range of amounts of prepayments that you expect will be required in the next annual period based on your current expectation of future cash flows, or indicate that such amount is not reasonably estimable.

Consolidated Statements of Cash Flows, page 66

4. We note the $860 million repayment of a note payable to Travelport during the year ended December 31, 2007. We also note that on January 26, 2007 and January 30, 2007, you became the obligor on two intercompany notes payable to affiliates of Travelport in the aggregate principal amounts of approximately $25 million and $835 million, respectively, and recorded an $860 million reduction to net invested equity. Please describe for us the substance of the transactions in which you became the obligor on the notes payable and explain to us your basis for reducing net invested equity as a result.

Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 70

5. We note that you recognize net revenue under the merchant model when customers use the reservations. You state that you "accrue for the cost" of merchant hotel transactions based on the amount you expect to be invoiced by suppliers and that you may reverse a portion of the "accrued cost" when you determine it is not probable you will be required to pay the supplier. Given that you recognize merchant revenue on a net basis, please clarify for us whether your references to accrued costs relate solely to accrued merchant payables on your balance sheet and not to costs recognized in statements of operations.

6. We note that you recognize net revenue for each portion of a dynamic vacation package in accordance with the relevant service provided for air, hotel, and car reservations. Please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold.

7. We note that you receive override commissions from travel suppliers if you meet certain contractual volume thresholds and that these commissions are recognized upon notification by the respective airline. Please tell us whether this means you

recognize this revenue on other than an accrual basis corresponding with the periods during which such overrides are earned and, if so, the basis for your accounting. In addition, please quantify for us the amount of override commissions recognized in each quarterly period during the nine months ended September 30, 2008 and the year ended December 31, 2007.

Note 4. Property and Equipment, net, page 82

8. We note that in July 2007 you placed the first phase of your new global technology platform into service and that $42 million of construction in progress was transferred to the applicable property and equipment category, primarily capitalized software. Please tell us whether any of the pre-existing technology platforms were replaced and taken out of service and, if so, how you accounted for their removal from service.

Note 8. Tax Sharing Liability, page 87

9. Please disclose your discount rate assumption.

Note 17. Segment Information, page 114

10. We note your disclosure that you have only one reportable segment. Please explain to us in detail how the aggregation of all of the activities described in your filing (that is, selling reservations for travel arrangements, white label and hosting businesses, and partner marketing) into one reportable segment complies with the aggregation requirements of paragraph 17 of FAS 131 and EITF No. 04-10.

Note 16. Related Party Transactions, page 108
Master License Agreement, page 109

11. Please tell us the amount of the one-time fees disclosed herein that were received and paid along with your associated accounting.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Liquidity and Capital Resources, page 39
Liquidity, page 39

12. Please clarify for us and in your disclosure how your merchant business model positively impacts your working capital, as described in the second paragraph in this section, while at the same time contributing to your working capital deficit, as described in the second full paragraph on page 40. In this regard, it does not appear that your explanation for the cause of your working capital deficit is correct. When you receive cash in advance from customers for reservations, you have cash in hand with an equal amount of combined deferred income and accrued merchant payables, which in and of itself would not create a working capital deficiency as both assets and

liabilities are increased. Rather, it appears that your working capital deficit may be due to your use of cash from customer transactions for investing and financing commitments. Please revise this disclosure as appropriate to discuss the reasons for the deficit and also how you believe the deficit will be met. Please provide us with a copy of your intended revised disclosure.

Cash Flows, page 41
Operating Activities, page 41

13. Please quantify in terms of cash each of the identified factors, and provide associated underlying reasons. In particular, expound upon the factors that caused the timing of collections of accounts receivable and payments of merchant payables and accrued expenses to be affected such that they contributed to the variance in cash flow from operations, and discuss any associated trends represented by such timing changes.

14. With respect to your disclosure in this section, please note that references to results of operations, prepared on the accrual basis of accounting, and changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze changes in cash flow from operations in terms of cash. In this regard, refer to your disclosure in this section of the 2007 Form 10-K with respect to 2006 compared to 2005. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Non-GAAP Financial Measures

15. We note disclosure in your Form 8-Ks of "adjusted net income," "adjusted earnings per share," "EBITDA" and "adjusted EBITDA." We do not believe you have disclosed the substantive reasons specific to your circumstances why these non-GAAP measures are useful to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. Further, although you have described each adjusting item, you have not appropriately justified and explained why you believe it is useful for investors to disregard each when evaluating your performance. Additionally, since many of the adjusting items occur in each period presented, the adjustments may be prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. It may be more beneficial and meaningful to analyze within MD&A the items presently considered as adjustments in arriving at these non-GAAP measures, to the extent material to a comparison of periods presented. For further guidance, refer to Question and Answer numbers 8 and 9 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please revise your disclosures accordingly, and provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presentation of such non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief